Media Release

Immediate Release

NASDAQ LISTING RULES

SINGAPORE, September 21, 2005 – On September 9, 2005, Pacific Internet Limited (NASDAQ: PCNTF) (the “Company”) notified the Nasdaq Stock Market, Inc. (“Nasdaq”) that five independent directors resigned and two new independent directors were appointed. As a result of this reconstitution of the Board by the Company, the composition of its audit committee and compensation committee was not in compliance with Nasdaq Marketplace Rules 4350(d)(2)(A) and 4350(c)(3)(C) respectively.

On September 16, 2005, Nasdaq confirmed to the Company that it does not meet the audit committee and compensation committee requirements for continued listing on Nasdaq under Marketplace Rules 4350(d)(2) and 4350(c)(3), and requested the Company, on or before October 3, 2005 to provide to Nasdaq a specific plan and timetable to achieve compliance with the Rules.

The Company is actively working on identifying and appointing qualified and capable new independent directors to fill the Board and the audit and compensation committees. As the Company holds several licenses from the Infocomm Development Authority of Singapore (“IDA”), it needs IDA’s prior approval for all new appointments to the Board. This approval process takes at least one month.

On September 12, 2005, the Company submitted the details of another Board candidate to IDA for approval and it intends to make such appointments to its Board of Directors, audit and compensation committees to achieve compliance with the Rules as soon as possible. The Company will also submit its specific plan and timetable to do so to Nasdaq on or before October 3, 2005.

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Editor’s Note:

About Pacific Internet Limited

Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The Company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For further information, visit www.pacnet.com

For further information:

Investor & Media Contacts:
Mervin Wang
Pacific Internet Limited
(65) 9798 6077
investor@pacific.net.sg

Alan Katz
Cubitt Jacobs & Prosek Communications
(212) 279 3115 x211
alan@cjpcom.com

Cautionary Statement
Statements made in this press release with respect to Pacific Internet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.